Exhibit 99.2

NORBORD INC.

FORM OF PROXY

SPECIAL MEETING OF SHAREHOLDERS TO BE HELD ON TUESDAY, JANUARY 19, 2021

The undersigned holder (the “Shareholder”) of common shares of NORBORD INC. (the “Company”) hereby appoints PETER GORDON, Chair of the Board of Directors of the Company, or, failing him, PETER WIJNBERGEN, President and CEO of the Company, or, instead of and to the exclusion of either of the foregoing, _______________________________________, with the full power of substitution, as nominee of the Shareholder, to attend and act for and on behalf of the Shareholder at the Special Meeting of shareholders of the Company to be held at 1:00 p.m. (Toronto time) on Tuesday, January 19, 2021 via live audio webcast online at https://web.lumiagm.com/494815612 (the “Norbord Meeting”), password “norbord2021” (case sensitive), and at any postponement or adjournment thereof, to the same extent and with the same power as if the Shareholder were personally present (by virtual means) at the Norbord Meeting or such postponement or adjournment thereof and, without limiting the generality of the power hereby conferred, the nominees named above are specifically directed to vote as indicated below or, if no direction is given, to vote “FOR” the special resolution below:

The Board of Directors of the Company recommends voting FOR the following special resolution, being the Arrangement Resolution.

VOTE FOR ☐ or AGAINST ☐ the special resolution of shareholders, the full text of which is set forth in Appendix C to the management proxy circular of the Company dated December 15, 2020 (the “Norbord Circular”), to approve the arrangement involving the Company under Section 192 of the Canada Business Corporations Act pursuant to which West Fraser Timber Co. Ltd. will, among other things, acquire all of the issued and outstanding common shares of the Company, all as more particularly described in the Norbord Circular.

In addition, the Shareholder confers discretionary authority upon the nominees named above in respect of amendments or variations to matters identified in the notice of the Norbord Meeting and in respect of other matters that may properly come before the Norbord Meeting or such postponement or adjournment thereof.

Dated:

	Name of Shareholder	Signature of Shareholder

This proxy is solicited on behalf of management of the Company. Shareholders have the right to appoint a person to represent them at the Norbord Meeting, other than the nominees designated above, and each shareholder may exercise such right by inserting the name of his/her nominee in the blank space provided above for that purpose (a “Third-Party Proxyholder”). If a shareholder wishes to appoint a Third-Party Proxyholder, this proxy form must be completed and returned to AST Trust Company (Canada) (“AST”). To register a Third-Party Proxyholder, a shareholder must contact AST by phone at 1-866-751-6315 (within North America) or 212-235-5754 (outside North America) by no later than 1:00 p.m. (Toronto time) on January 15, 2021, or not less than 48 hours (Saturdays, Sundays and statutory holidays excepted) prior to the time any adjourned or postponed Norbord Meeting is reconvened or held, and must provide AST with the required proxyholder contact information so that AST may provide the Third-Party Proxyholder with a 13-digit control number via email. This control number will allow a Third-Party Proxyholder to log in and vote at the Norbord Meeting. Without a control number, a Third-Party Proxyholder will be able to log in to the Norbord Meeting as a guest only but will not be able to vote at the Norbord Meeting.

Proxy Notes

1.

This proxy must be signed by the Shareholder or the Shareholder’s attorney authorized in writing. If the Shareholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.

This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by the Company.

3.	Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.	This proxy should be read together with the Norbord Circular.

Voting Options

A shareholder may expedite his/her vote by using a touch-tone telephone or the internet.

By Telephone:

To vote by telephone, call us toll-free at 1-888-489-5760. A shareholder will be prompted to provide the control number printed on this form. Registered shareholders may not appoint a person as proxyholder other than the management nominees named in this form of proxy when voting by telephone.

By the Internet:	To vote by the internet, go to www.astvotemyproxy.com and follow the on-screen instructions. Use the control number printed on this form.

By Mail or Fax:

Complete, date, sign and return this proxy form in the return envelope provided or in one addressed to AST Trust Company (Canada), Attention: Proxy Department, P.O. Box 721, Agincourt, Ontario M1S 0A1, or by facsimile to 416-368-2502 or toll-free 1-866-781-3111.

By E-mail:	Complete, date and sign this proxy form and send a scanned copy by e-mail to proxyvote@astfinancial.com.

This proxy will not be valid, acted upon or voted on unless it is completed as outlined herein and submitted via one of the aforementioned options by 1:00 p.m. (Toronto time) on Friday, January 15, 2021, and in the case of any postponement or adjournment of the Norbord Meeting, not less than 48 hours before commencement of the postponed Norbord Meeting or recommencement of the adjourned Norbord Meeting.